Exhibit 2

EF Hutton SPV I LLC

2 Sea Wall Lane

Bayville, New York 11709

August 12 , 2022

Mr. Geoffrey T. Barker

Mr. Laird Hamilton

Mr. Gregory B. Graves

Ms. Maile Naylor Clark

Mr. Patrick R. Gaston

Mr. Grant J. LaMontagne

Mr. Jason D. Vieth

Laird Superfood, Inc.

295 West Lundgren Mill Drive

Sisters OR 97759

Dear Members of the Board of Directors of Laird Superfood, Inc.:

EF Hutton SPV I (“EFH SPVI”) is an entity that currently controls 8.0% of the common stock, $0.001 par value per share (the “Common Stock”) of Laird Superfood Inc. (“Laird Superfood” or the “Company”). EFH SPVI is pleased to submit this non-binding confidential proposal regarding a potential acquisition of the Company.

Background:

We believe that Laird Superfood’s cost of equity has gone up exponentially and that the Company has lost the vast majority of its institutional sponsorship. In addition, the CFO of Laird Superfood recently announced her resignation. As such we no longer believe Laird Superfood can effectively finance its business model in the public markets. Furthermore, we believe that the cost and time burden of remaining a public company are now excessively high relative to the Company’s market cap and revenue base. For all of these reasons, we believe that the best structure for the Company to pursue its long term growth objectives is as a privately owned company.

Purchase Price and Financing: We propose to acquire all outstanding shares of the Common Stock of the Company not currently controlled by EFH SPVI, at a per share purchase price to be paid in cash at closing of $3.00, which is a 47.8% premium to the closing share price on August 12, 2022 (the “Acquisition”). We anticipate funding the Acquisition with capital raised by EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”), an affiliate of EFH SPVI. We expect commitments EF Hutton SPV I LLC for the financing to be in place when the Definitive Agreements are signed. Our investment banker EF Hutton has indicated that it is highly confident that the arranging of this financing in the market can be done subject to satisfaction with the terms specified in the Highly Confident Letter issued on August 12, 2022.

EF Hutton SPV I LLC

August 12, 2022

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Due Diligence and Timing: Our proposal set forth in this letter is based on publicly available information and subject in all respects to our satisfaction with the results of due diligence regarding the financial outlook of the Company, as well as the evaluation of relevant commercial, legal, accounting and tax matters. Together with our financing partner, EF Hutton, we are prepared to devote the resources necessary to consummate the Acquisition and, assuming sufficient access to information from the Company, we believe that we can complete our due diligence within 60 days after being given access to the relevant materials given our extensive prior research and existing familiarity with Laird Superfood and the industry.

Definitive Agreements; We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) concurrently with our due diligence review. This proposal is subject to execution of Definitive Agreements. These documents will provide for covenants and conditions typical and appropriate for transactions of this type.

Confidentiality EFH SPV and its partners will, as required by law, promptly file a Schedule 13D to disclose this letter and the formation of EFH SPV for the purpose of pursuing the proposed Acquisition. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its own determination whether to endorse it.

No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, we would like to personally express our commitment to working together in bringing this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact the undersigned at 617-784-5462. We look forward to hearing from you.

EF Hutton SPV I LLC

August 12, 2022

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We look forward to discussing our proposal with you.

Benjamin Piggott

Managing Partner, EF Hutton Special Purpose Vehicle I

Ben505@gmail.com